Exhibit 99.12

Purchase Agreement

Buyer: Dong Rong (China) Co., Ltd.
Seller: [see attached schedule]
Contract No.: [see attached schedule]
Execution Date: [see attached schedule]

This Purchase Agreement (the “Agreement”) is hereby entered into by and between Buyer and Seller pursuant to the Contract Law of the People’s Republic of China.

I. Product
    1. Buyer agrees to purchase from Seller [see attached schedule] (“Product”) for a total price of [see attached schedule]
    2. The quality of Product must be in accordance with government-set standards. Seller shall pay any damage caused by quality-related issues of the Product. Seller shall provide the Product requested by Buyer in terms of fabric, size, color and quantity.
    3. Price paid by Buyer shall include tax.

II. Delivery of Product
1.
Seller shall notify Buyer when the Product are ready for inspection. Buyer shall send representative to Buyer’s plant to inspect the Product. If more than 98% of the Product satisfy Buyer’s requirements, Seller may start distributing the Product to customers identified by Buyer.

2.	Seller shall deliver the Product by the delivery deadline set in this Agreement.
3.	Delivery of the Product must be complete by [see attached schedule].
4.
If Seller fails to deliver Product by the above deadline, it shall be subject to penalty that equals 5% of the purchase price of the late deliveries. If the delivery is late for more than 7 days and the customer refuses to accept the Product, Seller shall buy the Product at the price set between Buyer and the customer.

III. Confidentiality
1.	Seller shall not use Buyer’s logo on the Product unless otherwise agreed by Seller.
2.	Seller shall not disclose samples of the Product to a third party without Buyer’s prior consent.

IV. Quality
1.	The quality of Product must satisfy the standards for Grade I product.
2.	Seller shall prepare two pieces of sample before manufacturing the Product for Buyer’s inspection and approval.
3.	The quality of Product must be consistent with the quality of sample.
4.	Seller shall be responsible for any return or complaint from consumers for quality-related reasons.

V. Payment
     Buyer shall complete payment within 90 days after the delivery of Product is complete.

VI. Miscellaneous
1.	Seller shall accept on-site inspection of Buyer at any time with no condition.
2.
Any unsettled matter under this Agreement shall be resolved through consultation between the parties. If no resolution can be reached through consultation, the parties may submit the dispute to arbitration or litigation. Any party shall not amend, breach or terminate this Agreement without the prior consent of the other party.

3.	This Agreement shall be executed into two original duplicates. Each party shall hold one original duplicate. This Agreement shall become effective upon execution of both parties.

Buyer: Dong Rong (China) Co., Ltd.
Seller: [see attached schedule]

Schedule

Seller	Contract No.	Execution Date	Product	Total Purchase Price (RMB)	Delivery Deadline
Wenzhou Gaocheng Apparel Co., Ltd.	JDR201102-6#	2/7/2011	Shirt	3,951,199.96	3/24/2011
Guangzhou Xin Ge Diao Apparel Co., Ltd.	DR201101-5#	1/18/2011	Shirt and pants	4,072,949.62	3/4/2011
Jinjiang Jin Hao Que Textile Co., Ltd.	DR201102-13#	2/13/2011	Jeans	5,612,699.26	3/30/2011
Shanghai Dao Ying Apparel Co., Ltd.	JDR201102-12#	2/13/2011	T-shirt	4,336,750	3/30/2011
Shanghai Shangzhe Apparel Co., Ltd.	JDR201102-9#	2/11/2011	Shirt	2,835,849.93	3/28/2011